August 16, 2024

Gary Zyla
Chief Financial Officer
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, California 94520

       Re: AssetMark Financial Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-38980
Dear Gary Zyla:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation